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                                                                      EXHIBIT 14




                                 [PEGASUS LOGO]



as of August 20,1999

Mr. Rand Mueller
Code-Alarm, Inc.
950 East Whitcomb
Madison Heights, Michigan  48071


Dear Rand:

As you know, pursuant to a letter agreement dated August 20, 1999 (the "GE Letter") GE Capital has made, and has agreed to consider making, Overadvances under its Credit Agreement with Code-Alarm. The GE Letter provides that the willingness of GE Capital to make or consider making such Overadvances is conditioned upon Pegasus extending liquidity support for the Overadvances by fully cash-collateralizing same in accordance with the terms set forth in the GE Letter.

Subject to your agreement with respect to the terms of our compensation as set forth below, Pegasus Partners, L.P. and Pegasus Related Partners, L.P. (sometimes referred to collectively herein as "Pegasus") confirm their willingness to consider in their discretion providing cash collateral of up to $500,000 (as such amount may be reduced by Code-Alarm in accordance with this letter, the "Maximum Amount") in the aggregate at any time in accordance with the terms of the GE Letter, upon your written request from time to time made during the period commencing on the date of this letter through October 31, 1999. In consideration for our agreement to consider such requests, Code-Alarm hereby agrees to:

         1. pay to Pegasus a fee equal to two percent (2%) of the Maximum Amount per month, payable in arrears in immediately available funds on the date this letter is executed and delivered by Code-Alarm (in respect of August), on September 30, 1999 and the last day of each month thereafter that any cash collateral remains pledged pursuant to the GE Letter and on the date (if any) that the Maximum Amount is reduced to zero ($0) by Code-Alarm in accordance with the terms of this letter (it being understood and agreed that in the event that such a reduction occurs on a day other than the last day of a month, the fee payable pursuant to this paragraph 1 for such month shall equal the product of two percent (2%) of the Maximum Amount, multiplied by a fraction the numerator of which is the number of days during such month that the Maximum Amount remained outstanding and the denominator of which is the number of days in such month);

         2. pay to Pegasus a fee equal to one and one-half percent (1-1/2%) of the average outstanding amount of cash collateral pledged during each month pursuant to the GE Letter, payable in arrears in immediately available funds on the date this letter is executed and delivered by Code-Alarm (in respect of August), on the last day of each month thereafter commencing on September 30, 1999 and on the date all cash collateral pledged pursuant to the GE Letter is released and returned to Pegasus;

         3. amend the exercise price on all outstanding warrants to purchase shares of Code-Alarm common stock held by Pegasus pursuant to an agreement in the form annexed hereto as Exhibit A (the "Warrants Amendment Agreement") to provide that:


                  (a) if on October 31, 1999, any "Obligations" under and as defined in the Credit Agreement dated as of March 29, 1999 among Pegasus, Code-Alarm and GE Capital remain outstanding, then from and after such date, the exercise price shall be the lesser of (i) $.423505 and (ii) the existing exercise price;



                  (b) if on January 31, 2000, any such "Obligations" remain outstanding, then from and after such date, the exercise price shall be the lesser of (i) $.323505 and (ii) the existing exercise price; and


                  (c) from and after April 30, 2000 the exercise price shall be $.0001; and

         4. grant to Pegasus new warrants in the form annexed hereto as Exhibit B (the "New Warrants") to purchase an aggregate of 500,000 shares of common stock of Code-Alarm at an exercise price per share of $.272549 through April 30, 2000 and $.0001 thereafter, together with registration rights similar to those relating to the outstanding warrants held by Pegasus.




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                      [PEGASUS INVESTORS, L.P. LETTERHEAD]




Each payment of fees pursuant to paragraph 1 above shall be fully earned on the date it becomes payable. The compensation described in paragraphs 3 and 4 shall be fully earned on the date that this letter is fully executed and delivered by the parties. Each payment of fees pursuant to paragraph 1 or 2 above shall be nonrefundable and shall be allocated between Pegasus Partners, L.P. and Pegasus Related Partners, L.P. in their discretion. Code-Alarm may at any time that no cash collateral is pledged pursuant to the GE Letter elect to reduce the Maximum Amount to zero ($0) by giving written notice to Pegasus of such election, whereupon the obligation of Pegasus to consider requests of Code-Alarm pursuant to this letter shall be terminated.


Code-Alarm hereby agrees to reimburse Pegasus on demand in immediately available funds for any and all amounts that Pegasus is required to reimburse to GE Capital pursuant to the second sentence of the fourth paragraph of the GE Letter, and agrees to pay interest on any such unreimbursed amount at a rate equal to five and one-half percent (5-1/2%) per month, payable on demand, from the date of demand through the date reimbursed in full.

I believe that the this letter accurately sets forth our mutual understanding. If you agree please sign and return a copy of this letter, together with originally executed counterparts to the Warrants Amendment Agreement and the New Warrants. We will also require a legal opinion of Michigan counsel acceptable to us in form and substance to confirm certain legal matters, including enforceability and noncontravention of usury laws. The contemplated arrangement can take effect once we have received these documents. For the avoidance of doubt, please understand that this letter is not a commitment on our part to provide any financing, cash collateral or other liquidity support or to arrange, place or underwrite any of same.



                                               Very truly yours,

                                               Pegasus Partners, L.P.
                                               Pegasus Related Partners, L.P.
                                               By: Pegasus Investors, L.P.
                                               By: Pegasus Investors GP, Inc.



                                               By: /s/ Richard M. Cion
                                                   -----------------------------
                                                       Richard M. Cion




ACCEPTED AND AGREED:

Code-Alarm, Inc.



By:  /s/ Rand Mueller
   -----------------------
         Rand Mueller